UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. 1)*
Northstar Neuroscience, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

66704V101
(CUSIP Number)

Peter Kolchinsky
RA Capital Management, LLC
800 Boylston Street, Suite 1500
Boston, MA 02199
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.           66704V101

1.		Names of Reporting Persons.
RA Capital Management, LLC
2.		Check the Appropriate Box if a Member of a Group
			(a) ☐ (b) ☐
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	2,539,139
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	2,539,139
	10.	Shared Dispositive Power	0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	2,539,139
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.		Percent of Class Represented by Amount in Row (11)	9.71%
14.		Type of Reporting Person (See Instructions)	IA

CUSIP No.           66704V101

1.		Names of Reporting Persons.
Richard H. Aldrich
2.		Check the Appropriate Box if a Member of a Group
			(a) ☐ (b) ☐
3.		SEC Use Only
4.	Source of Funds	OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	0
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.		Percent of Class Represented by Amount in Row (11)	0%
14.		Type of Reporting Person (See Instructions)	IN

CUSIP No.           66704V101

1.		Names of Reporting Persons.
Peter Kolchinsky
2.		Check the Appropriate Box if a Member of a Group
			(a) ☐ (b) ☐
3.		SEC Use Only
4.	Source of Funds	OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	2,539,139
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	2,539,139
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	2,539139
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.		Percent of Class Represented by Amount in Row (11)	9.71%
14.		Type of Reporting Person (See Instructions)	IN

CUSIP No.           66704V101

1.		Names of Reporting Persons.
RA Capital Healthcare Fund, L.P.
2.		Check the Appropriate Box if a Member of a Group
			(a) ☐ (b) ☐
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	2,507,847
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	2,507,847
	10.	Shared Dispositive Power	0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	2,507,847
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.		Percent of Class Represented by Amount in Row (11)	9.59%
14.		Type of Reporting Person (See Instructions)	PN

CUSIP No.           66704V101

1.		Names of Reporting Persons.
RA Capital Healthcare Fund II, L.P.
2.		Check the Appropriate Box if a Member of a Group
			(a) ☐ (b) ☐
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	31,292
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	31,292
	10.	Shared Dispositive Power	0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	31,292
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.		Percent of Class Represented by Amount in Row (11)	0.12%
14.		Type of Reporting Person (See Instructions)	PN

Explanatory Note.

This Amendment No. 1 relates to and amends the Schedule 13D of Richard H. Aldrich, Peter Kolchinsky, RA Capital Management, LLC, RA Capital Healthcare Fund, L.P. (f/k/a RA Capital Biotech Fund, L.P.)  and RA Capital Healthcare Fund II, L.P. (f/k/a RA Capital Biotech Fund II, L.P.), initially filed jointly by the Reporting Persons with the Securities and Exchange Commission on July 14, 2008 (the “Schedule 13D Statement”), with respect to the Common Stock, $0.001 par value (the “Common Stock”), of Northstar Neuroscience, Inc., a Washington corporation (the “Issuer”). Mr. Kolchinsky is the manager of RA Capital Management, LLC (“Capital”), which is the sole general partner of each of RA Capital Healthcare Fund, L.P. (“Fund I”) and RA Capital Healthcare Fund II, L.P. ( “Fund II”).  Mr. Aldrich ceased being a manager of RA Capital Management, LLC on December 12, 2008. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D Statement.

The Reporting Persons sent a letter to the Issuer’s board of directors on December 15, 2008, a copy of which is filed as Exhibit 3 to this Schedule 13D, and which is incorporated herein by reference.  During October 2008 and November 2008, the Reporting Persons also purchased an additional 29,539 shares of the Issuer’s common stock.

Items 3, 4, 5 and 7 of the Schedule 13D Statement are hereby amended to the extent hereinafter expressly set forth.

Item 3.                      Source and Amount of Funds or Other Consideration

The Reporting Persons expended an aggregate of approximately $37,918 to purchase the 29,539 shares of the Issuer’s common stock during October 2008 and November 2008.  Such transactions were effected in open market purchases and acquired in the ordinary course of business.  Mr. Kolchinsky acquired his interest in the shares of the Issuer’s common stock through his ownership in Capital, Fund I and Fund II.  Other than the transactions listed in Item 5(c) below, the Reporting Persons’ only other transactions in the Issuer’s common stock are included in the Schedule 13D Statement.

The Reporting Persons used its own funds for the purchases, none of which were borrowed or otherwise obtained from any other source.

Item 4.                      Purpose of Transaction

On December 15, 2008, the Reporting Persons sent to the Board of Directors of the Issuer a letter (the “Letter”) proposing that the Issuer consider making a distribution or dividend to the Issuer’s stockholders or implementing a share buy-back program as soon as possible, preferably before year end.  A copy of the Letter is filed as Exhibit 3 to this Amendment No. 1 to  Schedule 13D and is incorporated herein in its entirety by reference.  On December 15, 2008, the Reporting Persons issued a press releasing announcing the Letter.

No assurances can be given that any of the proposals outlined in the Letter will be implemented or consummated.

Regardless whether or not the Issuer decides to implement  any of the proposals set forth in the Letter, the Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s shares of common stock in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer's Shares or otherwise, they may acquire shares of common stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.  In addition, the Reporting Person may in the future make additional proposals to the Issuer relating to, or that could result in, a change of control transaction, an extraordinary transaction, or change of the present Board of Directors or management of the Issuer.

Item 5.                      Interest in Securities of the Issuer

(a)	Amount beneficially owned and percentage of class:

	RA Capital Management, LLC	2,539,139 shares, representing 9.71% of the class
	Richard H. Aldrich	0 shares, representing 0% of the class
	Peter Kolchinsky	2,539,139 shares, representing 9.71% of the class
	RA Capital Healthcare Fund, L.P.	2,507,847 shares, representing 9.59% of the class
	RA Capital Healthcare Fund II, L.P.	31,292 shares, representing 0.12% of the class

(b)	Voting and disposition powers:

Sole power to vote or direct the vote:

	RA Capital Management, LLC	2,539,139 shares, representing 9.71% of the class
	Richard H. Aldrich	0 shares
	Peter Kolchinsky	0 shares
	RA Capital Healthcare Fund, L.P.	2,507,847 shares, representing 9.59% of the class
	RA Capital Healthcare Fund II, L.P.	31,292 shares, representing 0.12% of the class

Shared power to vote or direct the vote:

	RA Capital Management, LLC	0 shares
	Richard H. Aldrich	0 shares, representing 0% of the class
	Peter Kolchinsky	2,539,139 shares, representing 9.71% of the class
	RA Capital Healthcare Fund, L.P.	0 shares
	RA Capital Healthcare Fund II, L.P.	0 shares

Sole power to dispose or direct the disposition:

	RA Capital Management, LLC	2,539,139 shares, representing 9.71% of the class
	Richard H. Aldrich	0 shares
	Peter Kolchinsky	0 shares
	RA Capital Healthcare Fund, L.P.	2,507,847 shares, representing 9.59% of the class
	RA Capital Healthcare Fund II, L.P.	31,292 shares, representing 0.12% of the class

Shared power to dispose or direct the disposition:

	RA Capital Management, LLC	0 shares
	Richard H. Aldrich	0 shares, representing 0% of the class
	Peter Kolchinsky	2,539,139 shares, representing 9.61% of the class
	RA Capital Healthcare Fund, L.P.	0 shares
	RA Capital Healthcare Fund II, L.P.	0 shares

(c)	The Reporting Persons have engaged in the following transactions in the Issuer’s common stock during the last 60 days:

Entity	Transaction	Trade Date	Shares	Price/Share
RA Capital Healthcare Fund, L.P.	Open market purchase	October 8, 2008	316	$1.45
RA Capital Healthcare Fund II, L.P	Open market purchase	October 8, 2008	20,123	$1.45
RA Capital Healthcare Fund, L.P.	Open market purchase	November 24, 2008	68	$0.91
RA Capital Healthcare Fund II, L.P.	Open market purchase	November 24, 2008	9,032	$0.91

(d)	N/A

(e)
On December 12, 2008, Mr. Aldrich ceased being a manager of Capital, and ceased to beneficially own the securities of the Issuer held by Fund I and Fund II. As a result, Mr. Aldrich ceased being the beneficial owner of more than 5% of the Issuer’s common stock.

Item 7.                      Material to Be Filed as Exhibits

Exhibit 1	--
Joint Filing Agreement, dated July 14, 2008, among RA Capital Management, LLC, Richard H. Aldrich, Peter Kolchinsky, RA Capital Healthcare Fund, L.P. (f/k/a RA Capital Biotech Fund, L.P.), RA Capital Healthcare Fund II, L.P. (f/k/a RA Capital Biotech Fund II, L.P.) (incorporated by reference to the Schedule 13D filed by the Reporting Persons on July 14, 2008)

Exhibit 2	--	Letter to the Board of Directors of the Issuer, dated July 14, 2008 (incorporated by reference to the Schedule 13D filed by the Reporting Persons on July 14, 2008)
Exhibit 3	--	Letter to the Board of Director of the Issuer, dated December 15, 2008

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: December 15, 2008

RA CAPITAL HEALTHCARE FUND, L.P.

By:	RA Capital Management, LLC
General Partner

By:	/s/ Peter Kolchinsky

Peter Kolchinsky
Manager

RA CAPITAL HEALTHCARE FUND II, L.P.

By:	RA Capital Management, LLC
General Partner

By:	/s/ Peter Kolchinsky

Peter Kolchinsky
Manager

RA CAPITAL MANAGEMENT, LLC

By:	/s/ Peter Kolchinsky

Peter Kolchinsky
Manager

RICHARD H. ALDRICH

/s/ Richard H. Aldrich

PETER KOLCHINSKY

/s/ Peter Kolchinsky